UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)*


                              Lifeway Foods, Inc.
              -----------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
              ----------------------------------------------------
                         (Title of Class of Securities)


                                    531914109
         --------------------------------------------------------------
                                 (CUSIP Number)


Fanny Picard                                           Michael Harrison, Esq.
GROUPE DANONE                                            Danone Foods, Inc.
7 rue de Teheran                                        120 White Plains Road
75381 Paris Cedex 08                                  Tarrytown, New York 10591
France
Telephone:  (33-1) 44-35-20-20                        Telephone: (914) 366-9700

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
                              and Communications)

                                    Copy to:
                              John J. Madden, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                            Telephone: (212) 848-4000


                                December 24, 1999
       ------------------------------------------------------------------
            (Date of Event which requires Filing of this Statement)

--------------------------------------------------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                     1 of 9

CUSIP No.  531914109

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          GROUPE DANONE
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          WC
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).

                                                                     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          France
--------------------------------------------------------------------------------
7.                                 Sole Voting Power

                                   0
-----        Number of Shares      ---------------------------------------------
8.             Beneficially        Shared Voting Power
                   Owned
                    By             863,689
-----              Each            ---------------------------------------------
9.           Reporting Person      Sole Dispositive Power
                   With
                                   0
-----                              ---------------------------------------------
10.                                Shared Dispositive Power

                                   863,689
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          863,689
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                                     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          20.0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          HC/CO
--------------------------------------------------------------------------------


                                     2 of 9

CUSIP No.  531914109

1.        Name of Reporting Person
          S.S. or I.R.S. Identification No. of Above Person

          Danone Foods, Inc.
--------------------------------------------------------------------------------
2.        Check the Appropriate Box if a Member of a Group

          (a)  |_|
          (b)  |_|
--------------------------------------------------------------------------------
3.        SEC Use Only
--------------------------------------------------------------------------------
4.        Source of Funds (See Instructions)

          AF
--------------------------------------------------------------------------------
5.        Check if Disclosure of Legal Proceedings is Required Pursuant to
          Item 2(d) or 2(e).

                                                                     |_|
--------------------------------------------------------------------------------
6.        Citizenship or Place of Organization

          Delaware
--------------------------------------------------------------------------------
7.                                 Sole Voting Power

                                   0
-----        Number of Shares      ---------------------------------------------
8.             Beneficially        Shared Voting Power
                   Owned
                    By             863,689
-----              Each            ---------------------------------------------
9.           Reporting Person      Sole Dispositive Power
                   With
                                   0
-----                              ---------------------------------------------
10.                                Shared Dispositive Power

                                   863,689
--------------------------------------------------------------------------------
11.       Aggregate Amount Beneficially Owned by Each Reporting Person

          863,689
--------------------------------------------------------------------------------
12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares
          (See Instructions)

                                                                     |_|
--------------------------------------------------------------------------------
13.       Percent of Class Represented by Amount in Row (11)

          20.0%
--------------------------------------------------------------------------------
14.       Type of Reporting Person (See Instructions)

          CO
--------------------------------------------------------------------------------


                                     3 of 9

                         Amendment No. 3 to Schedule 13D

         GROUPE DANONE, a societe anonyme organized under the laws of the Republic of France, and Danone Foods, Inc. ("Danone Foods"), a Delaware corporation, hereby amend and supplement the statement on Schedule 13D (the "Statement") previously filed by GROUPE DANONE and Danone Foods with the Securities and Exchange Commission on October 12, 1999, as amended, with respect to the common stock, no par value (the "Lifeway Common Stock") of Lifeway Foods, Inc., an Illinois corporation, with its principal executive offices at 6431 W. Oakton Street, Morton Grove, Illinois 60053 (the "Issuer"). Except as amended and supplemented, the Statement, including the definitions of terms not otherwise defined herein, remains in full force and effect.

Item 3.           Source and Amount of Funds or Other Consideration

         On November 23, 1999, Danone Foods entered into a Stock Purchase Agreement with Val Nikolenko (the "Nikolenko Stock Purchase Agreement"). Pursuant to the Nikolenko Stock Purchase Agreement, on November 23, 1999, Danone Foods acquired 3,900 shares of Lifeway Common Stock directly from Val Nikolenko at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire the 3,900 shares of Lifeway Common Stock was U.S. $39,000.

         On November 23, 1999, Danone Foods entered into a Stock Purchase Agreement with Michael Smekhov and Helen Smekhov (the "Smekhov Stock Purchase Agreement"). Pursuant to the Smekhov Stock Purchase Agreement, on November 23, 1999, Danone Foods acquired 8,200 shares of Lifeway Common Stock directly from Michael Smekhov and Helen Smekhov at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire the 8,200 shares of Lifeway Common Stock was U.S. $82,000.

         On December 1, 1999, Danone Foods entered into a Stock Purchase Agreement with Lydia Averbukh and Miron Averbukh (the "Averbukh Stock Purchase Agreement"). Pursuant to the Averbukh Stock Purchase Agreement, on December 1, 1999, Danone Foods acquired 25,300 shares of Lifeway Common Stock directly from Lydia Averbukh and Miron Averbukh at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire the 25,300 shares of Lifeway Common Stock was U.S. $253,000.

         On December 14, 1999, Danone Foods entered into a Stock Purchase Agreement (the "Shaw III Stock Purchase Agreement") with the Roger D. Shaw Trust U/A/D 7/28/33 F/B/O Margaret W. Shaw and the William W. Shaw Trust U/A/D 12/28/63 (collectively the "Shaw Entities"). Pursuant to the Shaw III Stock Purchase Agreement, on December 14, 1999, Danone Foods acquired 5,000 shares of Lifeway Common Stock directly from the Shaw Entities at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire the 5,000 shares of Lifeway Common Stock was U.S. $50,000.


                                     4 of 9

         On December 24, 1999, Danone Foods entered into a Stock Purchase Agreement with Michael Smolyansky (the "Smolyansky Stock Purchase Agreement"). Pursuant to the Smolyansky Stock Purchase Agreement, on December 24, 1999, Danone Foods acquired 38,362 shares of Lifeway Common Stock directly from Michael Smolyansky at a price of U.S. $10.00 per share. The total consideration paid by Danone Foods to acquire the 38,362 shares of Lifeway Common Stock was U.S. $383,620.

         GROUPE DANONE provided Danone Foods with funds from internally generated working capital to finance the foregoing acquisitions.

Item 4.           Purpose of Transactions

         Danone Foods has acquired the 80,762 shares of Lifeway Common Stock for the purpose of making an additional equity investment in the Issuer and to complement the development of a commercial relationship with the Issuer. Danone Foods has no present intention to acquire any additional shares of Lifeway Common Stock.

         Danone Foods has also entered into a Letter Agreement, dated as of December 24, 1999 (the "Letter Agreement"), among the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky (such Letter Agreement being more fully described in Item 6 hereto). The Letter Agreement amends the Stockholders' Agreement, dated as of October 1, 1999 (the "Stockholders' Agreement"), among the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky (such Stockholders' Agreement filed as Exhibit 3 to the Statement and incorporated herein by reference). Pursuant to the Letter Agreement, the parties have agreed to amend the Stockholders' Agreement to provide that the parties will cause the Issuer's Articles of Incorporation to be amended, as promptly as practicable, to provide that the Issuer has the power to grant preemptive rights to any of its shareholders by contract.

Item 5.           Interest in Securities of the Issuer

1.       GROUPE DANONE

         (a)-(b) Following the acquisition of shares of Lifeway Common Stock pursuant to the Nikolenko Stock Purchase Agreement, the Smekhov Stock Purchase Agreement, the Averbukh Stock Purchase Agreement, the Shaw III Stock Purchase Agreement and the Smolyansky Stock Purchase Agreement, GROUPE DANONE beneficially owns and has the shared power to vote and to dispose of 863,689 shares of Lifeway Common Stock, representing 20.0% of the shared voting power of the outstanding shares of Lifeway Common Stock. The calculation of the foregoing percentage is based on the number of shares of Lifeway Common Stock disclosed to Danone Foods by the Issuer as outstanding as of December 24, 1999. Except as set forth herein, to the knowledge of GROUPE DANONE, no director or executive officer of GROUPE DANONE beneficially owns any other shares of Lifeway Common Stock.


                                     5 of 9

         (c) Except as set forth in the Statement, as amended, and except as described herein, there have been no transactions by GROUPE DANONE in securities of the Issuer during the past sixty days. Except as set forth herein, to the knowledge of GROUPE DANONE, there have been no transactions by any director or executive officer of GROUPE DANONE in securities of the Issuer during the past sixty days.

         (d) No one other than GROUPE DANONE and Danone Foods is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Lifeway Common Stock purchased by Danone Foods.

         (e) Not applicable.

2.       Danone Foods, Inc.

         (a)-(b) Following the acquisition of shares of Lifeway Common Stock pursuant to the Nikolenko Stock Purchase Agreement, the Smekhov Stock Purchase Agreement, the Averbukh Stock Purchase Agreement, the Shaw III Stock Purchase Agreement and the Smolyansky Stock Purchase Agreement, Danone Foods beneficially owns and has the shared power to vote and to dispose of 863,689 shares of Lifeway Common Stock, representing 20.0% of the shared voting power of the outstanding shares of Lifeway Common Stock. The calculation of the foregoing percentage is based on the number of shares of Lifeway Common Stock disclosed to Danone Foods by the Issuer as outstanding as of December 24, 1999. Except as set forth herein, to the knowledge of Danone Foods, no director or executive officer of Danone Foods beneficially owns any other shares of Lifeway Common Stock.

         (c) Except as set forth in the Statement, as amended, and except as described herein, there have been no transactions by Danone Foods in securities of the Issuer during the past sixty days. Except as set forth herein, to the knowledge of Danone Foods, there have been no transactions by any director or executive officer of Danone Foods in securities of the Issuer during the past sixty days.

         (d) No one other than Danone Foods and GROUPE DANONE is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Lifeway Common Stock purchased by Danone Foods.

         (e) Not applicable.

Item 6. Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

                  The Nikolenko Stock Purchase Agreement


                                     6 of 9

                  Pursuant to the Nikolenko Stock Purchase Agreement, on November 23, 1999, Danone Foods purchased 3,900 shares of Lifeway Common Stock directly from Val Nikolenko at a purchase price of U.S. $10.00 per share.

                  The Smekhov Stock Purchase Agreement

                  Pursuant to the Smekhov Stock Purchase Agreement, on November 23, 1999, Danone Foods purchased 8,200 shares of Lifeway Common Stock directly from Michael Smekhov and Helen Smekhov at a purchase price of U.S. $10.00 per share.

                  The Averbukh Stock Purchase Agreement

                  Pursuant to the Averbukh Stock Purchase Agreement, on December 1, 1999, Danone Foods purchased 25,300 shares of Lifeway Common Stock directly from Lydia Averbukh and Miron Averbukh at a purchase price of U.S. $10.00 per share.

                  The Shaw III Stock Purchase Agreement

                  Pursuant to the Shaw III Stock Purchase Agreement, on December 14, 1999, Danone Foods purchased 5,000 shares of Lifeway Common Stock directly from the Roger D. Shaw Trust U/A/D 7/28/33 F/B/O Margaret W. Shaw and the William W. Shaw Trust U/A/D 12/28/63 at a purchase price of U.S. $10.00 per share.

                  The Smolyansky Stock Purchase Agreement

                  Pursuant to the Smolyansky Stock Purchase Agreement, on December 24, 1999, Danone Foods purchased 38,362 shares of Lifeway Common Stock directly from Michael Smolyansky at a purchase price of U.S. $10.00 per share.

                  The Letter Agreement

                  The Letter Agreement amends the Stockholders' Agreement to provide anti-dilutive rights to Danone Foods in situations where the Issuer proposes to issue, subject to limited exceptions, any capital stock of the Issuer other than Lifeway Common Stock, to any person.

                  The Letter Agreement also amends the Stockholders' Agreement to provide that the rights of first refusal conferred upon Danone Foods and Michael Smolyansky by the Stockholders' Agreement shall also apply, subject to limited exceptions, to the issue, sale or transfer of any capital stock of the Issuer other than Lifeway Common Stock, by Danone Foods or by Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward
Smolyansky, as the case may be.


                                     7 of 9

                  The Letter Agreement also amends the Stockholders' Agreement to provide that the parties will cause the Issuer's Articles of Incorporation to be amended, as promptly as practicable, to provide that the Issuer has the power to grant pre-emptive rights to any of its shareholders by contract.

                  The preceding summary of the above agreements is not intended to be complete and is qualified in its entirety by reference to the full text of the Nikolenko Stock Purchase Agreement, the Smekhov Stock Purchase Agreement, the Averbukh Stock Purchase Agreement, the Shaw III Stock Purchase Agreement, the Smolyansky Stock Purchase Agreement, the Stockholders' Agreement and the Letter Agreement, copies of each of which are filed as an Exhibit hereto and are incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits

         The following Exhibits are filed with this Amendment No. 3:

         Exhibit 18 Power of Attorney, dated October 12, 1999, granted by GROUPE DANONE authorizing Fanny Picard to sign statements on Schedule 13D and amendments thereto (filed as Exhibit 4 to the Statement and incorporated herein by reference).

         Exhibit 19 Power of Attorney, dated October 12, 1999, granted by Danone Foods authorizing Fanny Picard to sign statements on Schedule 13D and amendments thereto (filed as Exhibit 5 to the Statement and incorporated herein by reference).

         Exhibit 20 Stock Purchase Agreement, dated as of November 23, 1999, between Danone Foods and Val Nikolenko.

         Exhibit 21 Stock Purchase Agreement, dated as of November 23, 1999, among Danone Foods, Michael Smekhov and Helen Smekhov.

         Exhibit 22 Stock Purchase Agreement, dated as of December 1, 1999, among Danone Foods, Lydia Averbukh and Miron Averbukh.

         Exhibit 23 Stock Purchase Agreement, dated as of December 14, 1999, among Danone Foods, the Roger D. Shaw Trust U/A/D 7/28/33 F/B/O Margaret W. Shaw and the William W. Shaw Trust U/A/D 12/28/63.

         Exhibit 24 Stock Purchase Agreement, dated as of December 24, 1999, between Danone Foods and Michael Smolyansky.

         Exhibit 25 Stockholders' Agreement, dated as of October 1, 1999, among the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie


                                     8 of 9

                           Smolyansky and Edward Smolyansky (filed as Exhibit 3 to the Statement and incorporated herein by reference).

         Exhibit 26 Letter Agreement, dated as of December 24, 1999, a mong the Issuer, Danone Foods, Michael Smolyansky, Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky.


                                     9 of 9

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2000

                                             GROUPE DANONE

                                             By:    /s/ Fanny Picard
                                                --------------------------------
                                                Name:   Fanny Picard
                                                Title:  Attorney-In-Fact

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 3, 2000

                                             DANONE FOODS, INC.

                                             By:    /s/ Fanny Picard
                                                --------------------------------
                                                Name:   Fanny Picard
                                                Title:  Attorney-In-Fact

                                                                      Exhibit 20
                                                                      ----------






================================================================================




                     --------------------------------------


                            STOCK PURCHASE AGREEMENT


                     --------------------------------------


                                     Between

                                  VAL NIKOLENKO

                                       and

                               DANONE FOODS, INC.



                          Dated as of November 23, 1999





================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page


                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms...................................................1


                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares.........................................2
2.02.  Purchase Price..........................................................2
2.03.  Closing.................................................................3


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.01.  Authorization...........................................................3
3.02.  Ownership of Shares.....................................................3
3.03.  No Conflict.............................................................4
3.04.  Absence of Litigation...................................................4
3.05.  Brokers.................................................................4
3.06.  Disclosure; Access to Information.......................................4


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01.  Organization and Authority of the Purchaser.............................5
4.02.  No Conflict.............................................................5
4.03.  Investment Purpose......................................................5
4.04.  Brokers.................................................................5

Section                                                                     Page
-------                                                                     ----


                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

5.01.  Public Announcements....................................................6
5.02.  Further Action..........................................................6
5.03.  Investigation...........................................................6


                                   ARTICLE VI

                              CONDITIONS TO CLOSING

6.01.  Condition to Obligations of the Seller..................................7
6.02.  Conditions to Obligations of the Purchaser..............................7


                                   ARTICLE VII

                                   TERMINATION

7.01.  Termination.............................................................7
7.02.  Effect of Termination...................................................8


                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.01.  Waiver..................................................................8
8.02.  Expenses................................................................8
8.03.  Notices.................................................................8
8.04.  Headings...............................................................10
8.05.  Severability...........................................................10
8.06.  Entire Agreement.......................................................10
8.07.  Assignment.............................................................10
8.08.  No Third Party Beneficiaries...........................................10
8.09.  Amendment..............................................................10
8.10.  Governing Law..........................................................10
8.11.  Waiver of Jury Trial...................................................10
8.12.  Counterparts...........................................................11
8.13.  Specific Performance...................................................11
8.14.  Survival of Representations and Warranties.............................11

                  STOCK PURCHASE AGREEMENT, dated as of November 23, 1999, between Val Nikolenko, care of Lifeway Foods, Inc., 6431 W. Oakton St., Morton Grove, Illinois (the "Seller") and Danone Foods, Inc., a Delaware corporation (the "Purchaser").

                              W I T N E S S E T H:

                  WHEREAS, the Seller owns at least 3,900 shares of common stock, no par value per share (the "Common Stock") of Lifeway Foods, Inc., an Illinois corporation (the "Company"); and

                  WHEREAS, the Seller wishes to sell to the Purchaser, and the Purchaser wishes to purchase from the Seller, 3,900 shares of the Common Stock (such shares to be sold pursuant to this Agreement being individually, a "Share" and, collectively, the "Shares"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Seller hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

                  "Closing" has the meaning specified in Section 2.03(a).

                  "Closing Date" has the meaning specified in Section 2.03(a).

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                  "Purchase Price" has the meaning specified in Section 2.02.


                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Seller shall sell to the Purchaser, and the Purchaser shall purchase from the Seller, 3,900 Shares.

                  SECTION 2.02. Purchase Price. The purchase price shall be $10.00 per Share (the "Purchase Price") payable as provided in Section 2.03(b).

                  SECTION 2.03. Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling at 10:00 A.M., New York time, on such date on or before December 31, 1999 as the Purchaser may determine, or at such other place or at such other time or on such other date as the Seller and the Purchaser may mutually agree upon in writing (the date on which the Closing takes place being the "Closing Date").

                  (b) At the Closing, (i) the Seller shall deliver or cause to be delivered to the Purchaser stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and (ii) the Purchaser shall, at the election of the Seller, (x) deliver to the Seller a certified check in the amount of $39,000, made payable to the order of the Seller or (y) pay to the Seller the amount of $39,000 by wire transfer of immediately available funds to the bank account designated by the Seller. The Seller agrees to provide the Purchaser with notice of such election at least one day prior to the Closing Date.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

                  As an inducement to the Purchaser to enter into this Agreement, the Seller hereby represents and warrants to the Purchaser as follows:

                  SECTION 3.01. Authorization. The Seller, if it is an individual, has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. The Seller, if it is a corporation or other legal entity, is duly organized, validly existing and in good standing under the laws of its incorporation or formation and has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Seller, the performance by the Seller of its obligations hereunder and the consummation by the Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Seller. This Agreement has been duly and validly executed and delivered by the Seller, and this Agreement constitutes a legal, valid and binding obligation of the Seller enforceable against the Seller in accordance with its terms.

                  SECTION 3.02. Ownership of Shares. The Seller has good and marketable title to, and is the record and beneficial owner of, the Shares, free and clear of all Encumbrances. Upon delivery of the Shares by the Seller to the Purchaser at the Closing and payment of the Purchase Price for the Shares, as herein provided, the Purchaser will receive good and marketable title to the Shares, free and clear of all Encumbrances.

                  SECTION 3.03. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by the Seller do not and will not (a) conflict with or violate any Law or Governmental Order applicable to the Seller or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of the Seller to consummate the transactions contemplated by this Agreement.

                  SECTION 3.04. Absence of Litigation. There are no Actions by or against the Seller pending before any Governmental Authority (or, to the best knowledge of the Seller after due inquiry, threatened to be brought by or before any Governmental Authority) relating to or affecting the Shares or which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. The Seller is not subject to any Governmental Order (nor, to the best knowledge of the Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) relating to or affecting the Shares or which would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

                  SECTION 3.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Seller.

                  SECTION 3.06. Disclosure; Access to Information. The Seller has received and reviewed the materials listed in Schedule A to this Agreement, but has not necessarily relied on all the information contained in such materials. The Seller acknowledges that the materials listed in Schedule A to this Agreement contain certain information concerning the Company and the Seller agrees to maintain, and to cause its Affiliates to maintain the confidentiality of any and all such information furnished to the Seller, except with the prior written consent of the Purchaser or as may be required by any Governmental Order.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Seller to enter into this Agreement, the Purchaser hereby represents and warrants to the Seller as follows:

                  SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Seller party thereto) constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

                  SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to the Seller, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

                  SECTION 4.03. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 4.04. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

                  SECTION 5.01. Public Announcements. The Seller shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, and the Seller shall cooperate with the Purchaser as to the timing and contents of any such press release or public announcement.

                  SECTION 5.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

                  SECTION 5.03. Investigation. (a) The Seller acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Business and the Shares, including with limitation, the value thereof, (ii) has been furnished with or given adequate access to such information as it has requested about the Company, the Business and the Shares and (iii) except as provided in this Agreement, will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Purchaser, the Company or such Persons concerning the Company, the Business or the Shares.

                  (b) In connection with the Seller's investigation of the Company and the Business, the Seller may receive from the Purchaser and the Company, or their respective representatives, certain estimates, projections and other forecasts for the Company and the Business. The Seller acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that the Seller is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of, and neither the Purchaser nor the Company shall have any responsibility with respect to, the adequacy and accuracy of any such estimates, projections, forecasts, plans and budgets so furnished to it, and that the Seller will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable with respect thereto.

                                   ARTICLE VI

                              CONDITIONS TO CLOSING

                  SECTION 6.01. Condition to Obligations of the Seller. The obligations of the Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchaser at or prior to the Closing shall have been complied with in all material respects.

                  SECTION 6.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior the Closing, of the condition that the representations and warranties of the Seller contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Seller at or prior to the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate signed by the Seller to such effect.


                                   ARTICLE VII

                                   TERMINATION

                  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

               (a) by the mutual written consent of the Purchaser and the Seller;

               (b) by either the Purchaser or the Seller if the Closing shall not have occurred by December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

               (c) by either the Purchaser or the Seller in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this

          Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

               (d) by the Purchaser if, between the date hereof and the time scheduled for the Closing, the Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against the Seller seeking to adjudicate it bankrupt or insolvent, or seeking arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization.

                  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for any breach of this Agreement.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

                  SECTION 8.01. Waiver. The Seller and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 8.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Seller will pay any stamp duties, capital duties and taxes payable upon the sale of the Shares.

                  SECTION 8.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

                  (a)      if to the Seller:

                           Lifeway Foods, Inc.
                           6431 W. Oakton St.
                           Morton Grove, IL 60053
                           Fax: (847) 967-6558
                           Attention: Val Nikolenko

                  (b)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-554
                           Attention: General Counsel
                           and a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097
                           Attention: Director of Corporate Development

                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.

                  SECTION 8.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 8.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 8.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 8.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Seller and the Purchaser (which consent may be granted or withheld in the sole discretion of the Seller or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Seller.

                  SECTION 8.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 8.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Seller and the Purchaser or (b) by a waiver in accordance with Section 8.01.

                  SECTION 8.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 8.11. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 8.11.

                  SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 8.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in additional to any other remedy at Law or equity.

                  SECTION 8.14. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in Articles III and IV shall survive the Closing until the second anniversary thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.



                                             By: /s/ Val Nikolenko
                                                --------------------------------
                                                Name:  Val Nikolenko




                                             DANONE FOODS, INC.

                                             By: /s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Harrison
                                                Title: a Vice President

                                   SCHEDULE A

1. The "Company Profile and Representation" prepared by the Company and dated June 7, 1999; and

2. The "Due Diligence Findings" Report (without attachments), dated June 2, 1999, prepared for and on behalf of the Purchaser.

                                                                      Exhibit 21
                                                                      ----------






================================================================================




                     --------------------------------------


                            STOCK PURCHASE AGREEMENT


                     --------------------------------------


                                     Between

                                MICHAEL SMEKHOV,
                                 HELEN SMEKHOV

                                       and

                               DANONE FOODS, INC.



                          Dated as of November 23, 1999





================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms...................................................1


                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares.........................................2
2.02.  Purchase Price..........................................................2
2.03.  Closing.................................................................3


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.01.  Authorization...........................................................3
3.02.  Ownership of Shares.....................................................3
3.03.  No Conflict.............................................................4
3.04.  Absence of Litigation...................................................4
3.05.  Brokers.................................................................4
3.06.  Disclosure; Access to Information.......................................4


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01.  Organization and Authority of the Purchaser.............................5
4.02.  No Conflict.............................................................5
4.03.  Investment Purpose......................................................5
4.04.  Brokers.................................................................5

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

5.01.  Public Announcements....................................................6
5.02.  Further Action..........................................................6
5.03.  Investigation...........................................................6


                                   ARTICLE VI

                              CONDITIONS TO CLOSING

6.01.  Condition to Obligations of the Seller..................................7
6.02.  Conditions to Obligations of the Purchaser..............................7


                                   ARTICLE VII

                                   TERMINATION

7.01.  Termination.............................................................7
7.02.  Effect of Termination...................................................8


                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.01.  Waiver..................................................................8
8.02.  Expenses................................................................8
8.03.  Notices.................................................................8
8.04.  Headings...............................................................10
8.05.  Severability...........................................................10
8.06.  Entire Agreement.......................................................10
8.07.  Assignment.............................................................10
8.08.  No Third Party Beneficiaries...........................................10
8.09.  Amendment..............................................................10
8.10.  Governing Law..........................................................10
8.11.  Waiver of Jury Trial...................................................10
8.12.  Counterparts...........................................................11
8.13.  Specific Performance...................................................11
8.14.  Survival of Representations and Warranties.............................11

                  STOCK PURCHASE AGREEMENT, dated as of November 23, 1999, between Michael Smekhov and Helen Smekhov, both of 905 Sheridan Road, Glencoe, Illinois (each a "Seller", and collectively, the "Sellers") and Danone Foods, Inc., a Delaware corporation (the "Purchaser").

                              W I T N E S S E T H:

                  WHEREAS, the Sellers own at least 8,200 shares of common stock, no par value per share (the "Common Stock") of Lifeway Foods, Inc., an Illinois corporation (the "Company"); and

                  WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, 8,200 shares of the Common Stock (such shares to be sold pursuant to this Agreement being individually, a "Share" and, collectively, the "Shares"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

                  "Closing" has the meaning specified in Section 2.03(a).

                  "Closing Date" has the meaning specified in Section 2.03(a).

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                  "Purchase Price" has the meaning specified in Section 2.02.


                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, 8,200 Shares.

                  SECTION 2.02. Purchase Price. The purchase price shall be $10.00 per Share (the "Purchase Price") payable as provided in Section 2.03(b).

                  SECTION 2.03. Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling at 10:00 A.M., New York time, on such date on or before December 31, 1999 as the Purchaser may determine, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the date on which the Closing takes place being the "Closing Date").

                  (b) At the Closing, (i) the Sellers shall deliver or cause to be delivered to the Purchaser stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and (ii) the Purchaser shall, at the election of the Sellers, (x) deliver to the Sellers a certified check in the amount of $37,000, made payable to the order of Michael Smekhov and a certified check in the amount of $45,000, made payable to the order of Helen Smekhov or (y) pay to the Sellers the amount of $82,000 by wire transfer of immediately available funds to the bank accounts designated by the Sellers. The Sellers agree to provide the Purchaser with notice of such election at least one day prior to the Closing Date.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

                  As an inducement to the Purchaser to enter into this Agreement, each of the Sellers hereby, severally but not jointly, represent and warrant to the Purchaser as follows:

                  SECTION 3.01. Authorization. Each Seller, if it is an individual, has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. Each Seller, if it is a corporation or other legal entity, is duly organized, validly existing and in good standing under the laws of its incorporation or formation and has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly and validly executed and delivered by each Seller, and this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms.

                  SECTION 3.02. Ownership of Shares. Each Seller has good and marketable title to, and is the record and beneficial owner of, the number of Shares set forth next to such Seller's name in Schedule B to this Agreement, free and clear of all Encumbrances. Upon delivery of the Shares by the Sellers to the Purchaser at the Closing and payment of the Purchase Price for the

Shares, as herein provided, the Purchaser will receive good and marketable title to the Shares, free and clear of all Encumbrances.

                  SECTION 3.03. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by each Seller do not and will not (a) conflict with or violate any Law or Governmental Order applicable to such Seller or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which such Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement.

                  SECTION 3.04. Absence of Litigation. There are no Actions by or against any Seller pending before any Governmental Authority (or, to the best knowledge of such Seller after due inquiry, threatened to be brought by or before any Governmental Authority) relating to or affecting the Shares or which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Each Seller is not subject to any Governmental Order (nor, to the best knowledge of each Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) relating to or affecting the Shares or which would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

                  SECTION 3.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of each Seller.

                  SECTION 3.06. Disclosure; Access to Information. Each Seller has received and reviewed the materials listed in Schedule A to this Agreement, but has not necessarily relied on all the information contained in such materials. Each Seller acknowledges that the materials listed in Schedule A to this Agreement contain certain material non-public information concerning the Company and each Seller agrees to maintain, and to cause its Affiliates to maintain the confidentiality of any and all such material non-public information furnished to each Seller, except with the prior written consent of the Purchaser or as may be required by any Governmental Order.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

                  SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers thereto) constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

                  SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to any Seller, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

                  SECTION 4.03. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 4.04. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

                  SECTION 5.01. Public Announcements. The Sellers shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, and the Sellers shall cooperate with the Purchaser as to the timing and contents of any such press release or public announcement.

                  SECTION 5.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

                  SECTION 5.03. Investigation. (a) Each Seller acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Business and the Shares, including with limitation, the value thereof, (ii) has been furnished with or given adequate access to such information as it has requested about the Company, the Business and the Shares and (iii) except as provided in this Agreement, will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Purchaser, the Company or such Persons concerning the Company, the Business or the Shares.

                  (b) In connection with each Seller's investigation of the Company and the Business, each Seller may receive from the Purchaser and the Company, or their respective representatives, certain estimates, projections and other forecasts for the Company and the Business. Each Seller acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that such Seller is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of, and neither the Purchaser nor the Company shall have any responsibility with respect to, the adequacy and accuracy of any such estimates, projections, forecasts, plans and budgets so furnished to it, and that such Seller will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable with respect thereto.

                                   ARTICLE VI

                              CONDITIONS TO CLOSING

                  SECTION 6.01. Condition to Obligations of the Seller. The obligations of each Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchaser at or prior to the Closing shall have been complied with in all material respects.

                  SECTION 6.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior the Closing, of the condition that the representations and warranties of the Sellers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Sellers at or prior to the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate signed by each Seller to such effect.


                                   ARTICLE VII

                                   TERMINATION

                  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

               (a) by the mutual written consent of the Purchaser and the Sellers;

               (b) by either the Purchaser or the Sellers if the Closing shall not have occurred by December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

               (c) by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this

          Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

               (d) by the Purchaser if, between the date hereof and the time scheduled for the Closing, any Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Seller seeking to adjudicate it bankrupt or insolvent, or seeking arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization.

                  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for any breach of this Agreement.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

                  SECTION 8.01. Waiver. The Sellers and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 8.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Sellers will pay any stamp duties, capital duties and taxes payable upon the sale of the Shares.

                  SECTION 8.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

                  (a)      if to the Sellers:

                           905 Sheridan Road
                           Glencoe, Illinois 60022
                           Fax: (847) 677-2463
                           Attention:   Michael Smekhov
                                        Helen Smekhov

                  (b)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-554
                           Attention: General Counsel

                           and a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097
                           Attention: Director of Corporate Development

                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.

                  SECTION 8.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 8.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 8.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 8.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Sellers.

                  SECTION 8.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 8.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 8.01.

                  SECTION 8.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 8.11. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 8.11.

                  SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 8.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in additional to any other remedy at Law or equity.

                  SECTION 8.14. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in Articles III and IV shall survive the Closing until the second anniversary thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.




                                             By:/s/ M. Smekhov
                                                --------------------------------
                                                Name:  Michael Smekhov




                                             By:/s/ H. Smekhov
                                                --------------------------------
                                                Name:  Helen Smekhov




                                             DANONE FOODS, INC.

                                             By:/s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Harrison
                                                Title: a Vice President

                                   SCHEDULE A

1. The "Company Profile and Representation" prepared by the Company and dated June 7, 1999; and

2. The "Due Diligence Findings" Report (without attachments), dated June 2, 1999, prepared for and on behalf of the Purchaser.

                                   SCHEDULE B

Name:                         Shares:
-----                         -------

Michael Smekhov               3,700
Helen Smekhov                 4,500

                                                                      Exhibit 22
                                                                      ----------






================================================================================




                     --------------------------------------


                            STOCK PURCHASE AGREEMENT


                     --------------------------------------


                                     Between

                                 LYDIA AVERBUKH,
                                 MIRON AVERBUKH

                                       and

                               DANONE FOODS, INC.



                          Dated as of December 1, 1999





================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms...................................................1


                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares.........................................2
2.02.  Purchase Price..........................................................2
2.03.  Closing.................................................................3


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.01.  Authorization...........................................................3
3.02.  Ownership of Shares.....................................................3
3.03.  No Conflict.............................................................4
3.04.  Absence of Litigation...................................................4
3.05.  Brokers.................................................................4
3.06.  Disclosure; Access to Information.......................................4


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01.  Organization and Authority of the Purchaser.............................5
4.02.  No Conflict.............................................................5
4.03.  Investment Purpose......................................................5
4.04.  Brokers.................................................................5

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

5.01.  Public Announcements....................................................6
5.02.  Further Action..........................................................6
5.03.  Investigation...........................................................6


                                   ARTICLE VI

                              CONDITIONS TO CLOSING

6.01.  Condition to Obligations of the Seller..................................7
6.02.  Conditions to Obligations of the Purchaser..............................7


                                   ARTICLE VII

                                   TERMINATION

7.01.  Termination.............................................................7
7.02.  Effect of Termination...................................................8


                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.01.  Waiver..................................................................8
8.02.  Expenses................................................................8
8.03.  Notices.................................................................8
8.04.  Headings...............................................................10
8.05.  Severability...........................................................10
8.06.  Entire Agreement.......................................................10
8.07.  Assignment.............................................................10
8.08.  No Third Party Beneficiaries...........................................10
8.09.  Amendment..............................................................10
8.10.  Governing Law..........................................................10
8.11.  Waiver of Jury Trial...................................................10
8.12.  Counterparts...........................................................11
8.13.  Specific Performance...................................................11
8.14.  Survival of Representations and Warranties.............................11

                  STOCK PURCHASE AGREEMENT, dated as of December 1, 1999, between Miron Averbukh and Lydia Averbukh, both of 7114 North Kilpatrick Avenue, Lincolnwood, Illinois (each a "Seller", and collectively, the "Sellers") and Danone Foods, Inc., a Delaware corporation (the "Purchaser").

                              W I T N E S S E T H:

                  WHEREAS, the Sellers own at least 25,300 shares of common stock, no par value per share (the "Common Stock") of Lifeway Foods, Inc., an Illinois corporation (the "Company"); and

                  WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, 25,300 shares of the Common Stock (such shares to be sold pursuant to this Agreement being individually, a "Share" and, collectively, the "Shares"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

                  "Closing" has the meaning specified in Section 2.03(a).

                  "Closing Date" has the meaning specified in Section 2.03(a).

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                  "Purchase Price" has the meaning specified in Section 2.02.


                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, 25,300 Shares.

                  SECTION 2.02. Purchase Price. The purchase price shall be $10.00 per Share (the "Purchase Price") payable as provided in Section 2.03(b).

                  SECTION 2.03. Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling at 10:00 A.M., New York time, on such date on or before October 31, 1999 as the Purchaser may determine, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the date on which the Closing takes place being the "Closing Date").

                  (b) At the Closing, (i) the Sellers shall deliver or cause to be delivered to the Purchaser stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and (ii) the Purchaser shall, at the election of the Sellers, (x) deliver to the Sellers a certified check in the amount of $70,000, made payable to the order of Miron Averbukh and a certified check in the amount of $183,000, made payable to the order of Lydia Averbukh or (y) pay to the Sellers the amount of $253,000 by wire transfer of immediately available funds to the bank accounts designated by the Sellers. The Sellers agree to provide the Purchaser with notice of such election at least one day prior to the Closing Date.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

                  As an inducement to the Purchaser to enter into this Agreement, each of the Sellers hereby, severally but not jointly, represent and warrant to the Purchaser as follows:

                  SECTION 3.01. Authorization. Each Seller, if it is an individual, has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. Each Seller, if it is a corporation or other legal entity, is duly organized, validly existing and in good standing under the laws of its incorporation or formation and has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly and validly executed and delivered by each Seller, and this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms.

                  SECTION 3.02. Ownership of Shares. Each Seller has good and marketable title to, and is the record and beneficial owner of, the number of Shares set forth next to such Seller's name in Schedule B to this Agreement, free and clear of all Encumbrances. Upon delivery of the Shares by the Sellers to the Purchaser at the Closing and payment of the Purchase Price for the

Shares, as herein provided, the Purchaser will receive good and marketable title to the Shares, free and clear of all Encumbrances.

                  SECTION 3.03. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by each Seller do not and will not (a) conflict with or violate any Law or Governmental Order applicable to such Seller or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which such Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement.

                  SECTION 3.04. Absence of Litigation. There are no Actions by or against any Seller pending before any Governmental Authority (or, to the best knowledge of such Seller after due inquiry, threatened to be brought by or before any Governmental Authority) relating to or affecting the Shares or which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Each Seller is not subject to any Governmental Order (nor, to the best knowledge of each Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) relating to or affecting the Shares or which would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

                  SECTION 3.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of each Seller.

                  SECTION 3.06. Disclosure; Access to Information. Each Seller has received and reviewed the materials listed in Schedule A to this Agreement, but has not necessarily relied on all the information contained in such materials. Each Seller acknowledges that the materials listed in Schedule A to this Agreement contain certain information concerning the Company and each Seller agrees to maintain, and to cause its Affiliates to maintain the confidentiality of any and all such information furnished to each Seller, except with the prior written consent of the Purchaser or as may be required by any Governmental Order.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

                  SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers thereto) constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

                  SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to any Seller, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

                  SECTION 4.03. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 4.04. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

                  SECTION 5.01. Public Announcements. The Sellers shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, and the Sellers shall cooperate with the Purchaser as to the timing and contents of any such press release or public announcement.

                  SECTION 5.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

                  SECTION 5.03. Investigation. (a) Each Seller acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Business and the Shares, including with limitation, the value thereof, (ii) has been furnished with or given adequate access to such information as it has requested about the Company, the Business and the Shares and (iii) except as provided in this Agreement, will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Purchaser, the Company or such Persons concerning the Company, the Business or the Shares.

                  (b) In connection with each Seller's investigation of the Company and the Business, each Seller may receive from the Purchaser and the Company, or their respective representatives, certain estimates, projections and other forecasts for the Company and the Business. Each Seller acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that such Seller is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of, and neither the Purchaser nor the Company shall have any responsibility with respect to, the adequacy and accuracy of any such estimates, projections, forecasts, plans and budgets so furnished to it, and that such Seller will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable with respect thereto.

                                   ARTICLE VI

                              CONDITIONS TO CLOSING

                  SECTION 6.01. Condition to Obligations of the Seller. The obligations of each Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchaser at or prior to the Closing shall have been complied with in all material respects.

                  SECTION 6.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior the Closing, of the condition that the representations and warranties of the Sellers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Sellers at or prior to the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate signed by each Seller to such effect.

                                   ARTICLE VII

                                   TERMINATION

                  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

               (a) by the mutual written consent of the Purchaser and the Sellers;

               (b) by either the Purchaser or the Sellers if the Closing shall not have occurred by December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

               (c) by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this

          Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

               (d) by the Purchaser if, between the date hereof and the time scheduled for the Closing, any Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Seller seeking to adjudicate it bankrupt or insolvent, or seeking arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization.

                  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for any breach of this Agreement.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

                  SECTION 8.01. Waiver. The Sellers and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 8.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Sellers will pay any stamp duties, capital duties and taxes payable upon the sale of the Shares.

                  SECTION 8.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

                  (a)      if to the Sellers:

                           7114 North Kilpatrick Avenue
                           Lincolnwood, IL  60646
                           Fax: (847) 677-2463
                           Attention:   Lydia Averbukh
                                        Miron Averbukh

                  (b)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-554
                           Attention: General Counsel

                           and a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097

                           Attention: Director of Corporate Development

                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.

                  SECTION 8.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 8.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 8.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 8.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Sellers.

                  SECTION 8.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 8.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 8.01.

                  SECTION 8.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 8.11. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 8.11.

                  SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 8.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in additional to any other remedy at Law or equity.

                  SECTION 8.14. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in Articles III and IV shall survive the Closing until the second anniversary thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.




                                             By:/s/ Lydia Averbukh
                                                --------------------------------
                                                 Name:  Lydia Averbukh




                                             By:/s/ Miron Averbukh
                                                --------------------------------
                                                Name:  Miron Averbukh





                                             DANONE FOODS, INC.



                                             By:/s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Harrison
                                                Title: a Vice President

                                   SCHEDULE A

1. The "Company Profile and Representation" prepared by the Company and dated June 7, 1999; and

2. The "Due Diligence Findings" Report (without attachments), dated June 2, 1999, prepared for and on behalf of the Purchaser.

                                   SCHEDULE B

Name:                         Shares:
-----                         -------

Lydia Averbukh                18,300
Miron Averbukh                7,000

                                                                      Exhibit 23
                                                                      ----------






================================================================================




                     --------------------------------------


                            STOCK PURCHASE AGREEMENT


                     --------------------------------------


                                     Between

                      THE ROGER D. SHAW TRUST U/A/D 7/28/33
                             F/B/O MARGARET W. SHAW,
                    THE WILLIAM E. SHAW TRUST U/A/D 12/28/63

                                       and

                               DANONE FOODS, INC.



                          Dated as of December 14, 1999





================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms...................................................1


                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares.........................................2
2.02.  Purchase Price..........................................................2
2.03.  Closing.................................................................3


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

3.01.  Authorization...........................................................4
3.02.  Ownership of Shares.....................................................4
3.03.  No Conflict.............................................................4
3.04.  Absence of Litigation...................................................4
3.05.  Brokers.................................................................4
3.06.  Disclosure; Access to Information.......................................4


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01.  Organization and Authority of the Purchaser.............................5
4.02.  No Conflict.............................................................5
4.03.  Investment Purpose......................................................5
4.04.  Brokers.................................................................5

Section                                                                     Page
-------                                                                     ----

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

5.01.  Public Announcements....................................................6
5.02.  Further Action..........................................................6
5.03.  Investigation...........................................................6


                                   ARTICLE VI

                              CONDITIONS TO CLOSING

6.01.  Condition to Obligations of the Seller..................................7
6.02.  Conditions to Obligations of the Purchaser..............................7


                                   ARTICLE VII

                                   TERMINATION

7.01.  Termination.............................................................7
7.02.  Effect of Termination...................................................8


                                  ARTICLE VIII

                               GENERAL PROVISIONS

8.01.  Waiver..................................................................8
8.02.  Expenses................................................................8
8.03.  Notices.................................................................8
8.04.  Headings...............................................................10
8.05.  Severability...........................................................10
8.06.  Entire Agreement.......................................................10
8.07.  Assignment.............................................................10
8.08.  No Third Party Beneficiaries...........................................10
8.09.  Amendment..............................................................10
8.10.  Governing Law..........................................................10
8.11.  Waiver of Jury Trial...................................................10
8.12.  Counterparts...........................................................11
8.13.  Specific Performance...................................................11
8.14.  Survival of Representations and Warranties.............................11

                  STOCK PURCHASE AGREEMENT, dated as of December 14, 1999, between the Roger D. Shaw Trust U/A/D 7/28/33 F/B/O Margaret W. Shaw and the William W. Shaw Trust U/A/D 12/28/63 (each a "Seller", and collectively, the "Sellers") and Danone Foods, Inc., a Delaware corporation (the "Purchaser").

                              W I T N E S S E T H:

                  WHEREAS, the Sellers own at least 5,000 shares of common stock, no par value per share (the "Common Stock") of Lifeway Foods, Inc., an Illinois corporation (the "Company"); and

                  WHEREAS, the Sellers wish to sell to the Purchaser, and the Purchaser wishes to purchase from the Sellers, 5,000 shares of the Common Stock (such shares to be sold pursuant to this Agreement being individually, a "Share" and, collectively, the "Shares"), upon the terms and subject to the conditions set forth herein.

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser and the Sellers hereby agree as follows:


                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and the Subsidiaries.

                  "Closing" has the meaning specified in Section 2.03(a).

                  "Closing Date" has the meaning specified in Section 2.03(a).

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

                  "Purchase Price" has the meaning specified in Section 2.02.


                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. Upon the terms and subject to the conditions contained in this Agreement, at the Closing, the Sellers shall sell to the Purchaser, and the Purchaser shall purchase from the Sellers, 5,000 Shares.

                  SECTION 2.02. Purchase Price. The purchase price shall be $10.00 per Share (the "Purchase Price") payable as provided in Section 2.03(b).

                  SECTION 2.03. Closing. (a) Subject to the terms and conditions of this Agreement, the sale and purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling at 10:00 A.M., New York time, on such date on or before November 30, 1999 as the Purchaser may determine, or at such other place or at such other time or on such other date as the Sellers and the Purchaser may mutually agree upon in writing (the date on which the Closing takes place being the "Closing Date").

                  (b) At the Closing, (i) the Sellers shall deliver or cause to be delivered to the Purchaser stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and (ii) the Purchaser shall, at the election of the Sellers, (x) deliver to the Sellers a certified check in the amount of $30,000, made payable to the order of Roger D. Shaw Trust U/A/D 7/28/33 F/B/O Margaret W. Shaw and a certified check in the amount of $20,000, made payable to the order of William W. Shaw Trust U/A/D 12/28/63 or (y) pay to the Sellers the amount of $50,000 by wire transfer of immediately available funds to the bank accounts designated by the Sellers. The Sellers agree to provide the Purchaser with notice of such election at least one day prior to the Closing Date.


                                   ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF THE SELLER

                  As an inducement to the Purchaser to enter into this Agreement, each of the Sellers hereby, severally but not jointly, represent and warrant to the Purchaser as follows:

                  SECTION 3.01. Authorization. Each Seller, if it is an individual, has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement, to perform his or her obligations hereunder and to consummate the transactions contemplated hereby. Each Seller, if it is a corporation or other legal entity, is duly organized, validly existing and in good standing under the laws of its incorporation or formation and has all requisite power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by such Seller, the performance by such Seller of its obligations hereunder and the consummation by such Seller of the transactions contemplated hereby have been duly authorized by all requisite action on the part of such Seller. This Agreement has been duly and validly executed and delivered by each Seller, and this Agreement constitutes a legal, valid and binding obligation of such Seller enforceable against such Seller in accordance with its terms.

                  SECTION 3.02. Ownership of Shares. Each Seller has good and marketable title to, and is the record and beneficial owner of, the number of Shares set forth next to such Seller's name in Schedule B to this Agreement, free and clear of all Encumbrances. Upon delivery of the Shares by the Sellers to the Purchaser at the Closing and payment of the Purchase Price for the Shares, as herein provided, the Purchaser will receive good and marketable title to the Shares, free and clear of all Encumbrances.

                  SECTION 3.03. No Conflict. Except as may result from any facts or circumstances relating solely to the Purchaser, the execution, delivery and performance of this Agreement by each Seller do not and will not (a) conflict with or violate any Law or Governmental Order applicable to such Seller or (b) conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which such Seller is a party or by which any of the Shares are bound or affected or which would have a material adverse effect on the ability of such Seller to consummate the transactions contemplated by this Agreement.

                  SECTION 3.04. Absence of Litigation. There are no Actions by or against any Seller pending before any Governmental Authority (or, to the best knowledge of such Seller after due inquiry, threatened to be brought by or before any Governmental Authority) relating to or affecting the Shares or which could affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby. Each Seller is not subject to any Governmental Order (nor, to the best knowledge of each Seller, are there any such Governmental Orders threatened to be imposed by any Governmental Authority) relating to or affecting the Shares or which would affect the legality, validity or enforceability of this Agreement or the consummation of the transactions contemplated hereby.

                  SECTION 3.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of each Seller.

                  SECTION 3.06. Disclosure; Access to Information. Each Seller has received and reviewed the materials listed in Schedule A to this Agreement, but has not necessarily relied on all the information contained in such materials. Each Seller acknowledges that the materials listed in Schedule A to this Agreement contain certain information concerning the Company and each Seller agrees to maintain, and to cause its Affiliates to maintain the confidentiality of any and all such information furnished to each Seller, except with the prior written consent of the Purchaser or as may be required by any Governmental Order or judicial proceeding.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Sellers to enter into this Agreement, the Purchaser hereby represents and warrants to the Sellers as follows:

                  SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Sellers thereto) constitute legal, valid and binding obligations of the Purchaser enforceable against the Purchaser in accordance with their terms.

                  SECTION 4.02. No Conflict. Except as may result from any facts or circumstances relating solely to any Seller, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

                  SECTION 4.03. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 4.04. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

                  SECTION 5.01. Public Announcements. The Sellers shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, and the Sellers shall cooperate with the Purchaser as to the timing and contents of any such press release or public announcement.

                  SECTION 5.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

                  SECTION 5.03. Investigation. (a) Each Seller acknowledges and agrees that it (i) has made its own inquiry and investigation into, and, based thereon, has formed an independent judgment concerning, the Company, the Business and the Shares, including with limitation, the value thereof, (ii) has been furnished with or given adequate access to such information as it has requested about the Company, the Business and the Shares and (iii) except as provided in this Agreement, will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable, for any inaccuracies, misstatements or omissions with respect to information furnished by the Purchaser, the Company or such Persons concerning the Company, the Business or the Shares.

                  (b) In connection with each Seller's investigation of the Company and the Business, each Seller may receive from the Purchaser and the Company, or their respective representatives, certain estimates, projections and other forecasts for the Company and the Business. Each Seller acknowledges that there are uncertainties inherent in attempting to make such estimates, projections, forecasts, plans and budgets, that such Seller is familiar with such uncertainties, that it is taking full responsibility for making its own evaluation of, and neither the Purchaser nor the Company shall have any responsibility with respect to, the adequacy and accuracy of any such estimates, projections, forecasts, plans and budgets so furnished to it, and that such Seller will not assert any claim against the Purchaser, the Company or any of their respective directors, officers, employees, agents, stockholders, Affiliates, consultants, investment bankers or representatives, or hold the Purchaser, the Company or any such Persons liable with respect thereto.

                                   ARTICLE VI

                              CONDITIONS TO CLOSING

                  SECTION 6.01. Condition to Obligations of the Seller. The obligations of each Seller to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior to the Closing, of the condition that the representations and warranties of the Purchaser contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date, with the same force and effect as if made as of the Closing Date, and the covenants and agreements contained in this Agreement to be complied with by the Purchaser at or prior to the Closing shall have been complied with in all material respects.

                  SECTION 6.02. Conditions to Obligations of the Purchaser. The obligations of the Purchaser to consummate the transactions contemplated by this Agreement shall be subject to the fulfillment, at or prior the Closing, of the condition that the representations and warranties of the Sellers contained in this Agreement shall have been true and correct when made and shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made as of the Closing Date, the covenants and agreements contained in this Agreement to be complied with by the Sellers at or prior to the Closing shall have been complied with in all material respects, and the Purchaser shall have received a certificate signed by each Seller to such effect.


                                   ARTICLE VII

                                   TERMINATION

                  SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Closing:

               (a) by the mutual written consent of the Purchaser and the Sellers;

               (b) by either the Purchaser or the Sellers if the Closing shall not have occurred by December 31, 1999; provided, however, that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement shall have been the cause of, or shall have resulted in, the failure of the Closing to occur on or prior to such date;

               (c) by either the Purchaser or the Sellers in the event that any Governmental Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting the transactions contemplated by this

          Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or

               (d) by the Purchaser if, between the date hereof and the time scheduled for the Closing, any Seller makes a general assignment for the benefit of creditors, or any proceeding shall be instituted by or against any Seller seeking to adjudicate it bankrupt or insolvent, or seeking arrangement, adjustment, protection, relief or composition of its debts under any Law relating to bankruptcy, insolvency or reorganization.

                  SECTION 7.02. Effect of Termination. In the event of termination of this Agreement as provided in Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto except that nothing herein shall relieve any party from liability for any breach of this Agreement.


                                  ARTICLE VIII

                               GENERAL PROVISIONS

                  SECTION 8.01. Waiver. The Sellers and the Purchaser may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 8.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Sellers will pay any stamp duties, capital duties and taxes payable upon the sale of the Shares.

                  SECTION 8.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 8.03):

                  (a)      if to the Sellers:

                           Thomasville Route Box 60B
                           Birch Tree, MO 65438
                           Fax: (417) 764-3706
                           Attention: William W. Shaw

                  (b)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, New York 10591
                           Fax: (914) 366-2865
                           Attention: General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-554
                           Attention: General Counsel

                           and a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           Fax: 33-1-44-352-097
                           Attention: Director of Corporate Development

                                    and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.

                  SECTION 8.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 8.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 8.06. Entire Agreement. This Agreement constitutes the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 8.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Sellers and the Purchaser (which consent may be granted or withheld in the sole discretion of the Sellers or the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Sellers.

                  SECTION 8.08. No Third Party Beneficiaries. This Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 8.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Sellers and the Purchaser or (b) by a waiver in accordance with Section 8.01.

                  SECTION 8.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 8.11. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement.

Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 8.11.

                  SECTION 8.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  SECTION 8.13. Specific Performance. The parties hereto agree that irreparable damage would occur in the event any provision of this Agreement was not performed in accordance with the terms hereof and that the parties shall be entitled to specific performance of the terms hereof, in additional to any other remedy at Law or equity.

                  SECTION 8.14. Survival of Representations and Warranties. The representations and warranties of the parties hereto contained in Articles III and IV shall survive the Closing until the second anniversary thereof.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.




                                             ROGER D. SHAW TRUST U/A/D 7/28/33
                                             F/B/O MARGARET W. SHAW


                                             By: /s/ William W. Shaw
                                                --------------------------------
                                                Name:  William W. Shaw
                                                Title: Trustee




                                             WILLIAM W. SHAW TRUST
                                             U/A/D 12/28/63


                                             By: /s/ Roger D. Shaw Jr.
                                                --------------------------------
                                                 Name:  Roger D. Shaw Jr.
                                                 Title: Trustee




                                             DANONE FOODS, INC.


                                             By:/s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Harrison
                                                Title: a Vice President

                                   SCHEDULE A

1. The "Company Profile and Representation" prepared by the Company and dated June 7, 1999; and

2. The "Due Diligence Findings" Report (without attachments), dated June 2, 1999, prepared for and on behalf of the Purchaser.

                                   SCHEDULE B

Name:                              Shares:
-----                              -------

     Roger D. Shaw Trust           3,000
     U/A/D 7/28/33
     F/B/O Margaret W. Shaw

     William W. Shaw Trust         2,000
     U/A/D 12/28/63

                                                                      Exhibit 24
                                                                      ----------




================================================================================




                     -------------------------------------

                            STOCK PURCHASE AGREEMENT

                     --------------------------------------


                                      Among

                               DANONE FOODS, INC.,

                               LIFEWAY FOODS, INC.

                                       and

                               MICHAEL SMOLYANSKY

                          Dated as of December 24, 1999




================================================================================

                                TABLE OF CONTENTS

Section                                                                     Page

                                    ARTICLE I

                                   DEFINITIONS

1.01.  Certain Defined Terms...................................................2

                                   ARTICLE II

                                PURCHASE AND SALE

2.01.  Purchase and Sale of the Shares.........................................3
2.02.  The Closing.............................................................3
2.03.  Closing Deliveries by the Selling Stockholder...........................4
2.04.  Closing Deliveries by the Purchaser.....................................4

                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDER
                               AND OF THE COMPANY

3.01.  Authorization...........................................................4
3.02.  No Conflict.............................................................5
3.03.  Governmental Consents and Approvals.....................................5
3.04.  Accuracy of Representations and Warranties of the Company...............5
3.05.  Ownership...............................................................5
3.06.  Brokers.................................................................6


                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

4.01.  Organization and Authority of the Purchaser.............................6
4.02.  No Conflict.............................................................6
4.03.  Governmental Consents and Approvals.....................................7
4.04.  Investment Purpose......................................................7
4.05.  Brokers.................................................................7

Section                                                                     Page

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

5.01.  Public Announcements....................................................7
5.02.  Further Action..........................................................7

                                   ARTICLE VI

                                 INDEMNIFICATION

6.01.  Survival of Representations and Warranties..............................7
6.02.  Indemnification.........................................................8

                                   ARTICLE VII

                               GENERAL PROVISIONS

7.01.  Waiver.................................................................10
7.02.  Expenses...............................................................10
7.03.  Notices................................................................10
7.04.  Headings...............................................................12
7.05.  Severability...........................................................12
7.06.  Entire Agreement.......................................................12
7.07.  Assignment.............................................................12
7.08.  No Third Party Beneficiaries...........................................12
7.09.  Amendment..............................................................12
7.10.  Governing Law..........................................................12
7.11.  Consent to Jurisdiction................................................12
7.12.  Waiver of Jury Trial...................................................13
7.13.  Counterparts...........................................................13

                  STOCK PURCHASE AGREEMENT, dated as of December 24, 1999, among Danone Foods, Inc., a Delaware corporation (the "Purchaser"), Michael Smolyansky, c/o 6431 W. Oakton Street, Morton Grove, Illinois (the "Selling Stockholder") and Lifeway Foods, Inc., an Illinois corporation (the "Company").

                              W I T N E S S E T H:

                  WHEREAS, Danone, the Company and several stockholders of the Company, including the Selling Stockholder, have entered into a Stock Purchase Agreement, dated as of October 1, 1999 (the "Original Stock Purchase Agreement"), providing for the acquisition by Danone of 647,767 shares of common stock, no par value ("Common Stock"; shares of Common Stock being hereinafter individually referred to as a "Share" and collectively referred to as "Shares") of the Company; and

                  WHEREAS, Danone has also acquired an additional 177,560 shares of Common Stock through privately negotiated transactions; and

                  WHEREAS, Danone, the Company and several stockholders of the Company, including the Selling Stockholder, have entered into a Stockholders' Agreement, dated as of October 1, 1999, as amended by a Letter Agreement among Danone, the Company and several stockholders of the Company, including the Selling Stockholder, dated December 24, 1999 (the "Stockholders' Agreement"); and

                  WHEREAS, The Dannon Company, Inc., a Delaware corporation ("Dannon") and a subsidiary of Danone, intends to enter into a Support Agreement with the Company and the Selling Stockholder pursuant to which Dannon intends to provide certain support services to the Company. Dannon's obligations to the Company under the Support Agreement will commence only after Danone has acquired 20% of the issued and outstanding shares of Common Stock on a fully diluted basis; and

                  WHEREAS, to enable Danone to acquire 20% of the issued and outstanding shares of Common Stock on a fully diluted basis, the Selling Stockholder wishes to sell to the Purchaser and the Purchaser wishes to purchase from the Selling Stockholder a further 38,362 Shares, upon the terms and subject to the conditions set forth herein;

                  NOW, THEREFORE, in consideration of the premises and the mutual agreements and covenants hereinafter set forth, the Purchaser, the Selling Stockholder and the Company hereby agree as follows:

                                    ARTICLE I

                                   DEFINITIONS

                  SECTION 1.01. Certain Defined Terms. As used in this Agreement, the following terms shall have the following meanings:

                  "Action" means any claim, action, suit, arbitration, inquiry, proceeding or investigation by or before any Governmental Authority.

                  "Affiliate" means, with respect to any specified Person, any other Person that directly, or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified Person.

                  "Agreement" or "this Agreement" means this Stock Purchase Agreement, dated as of December 24, 1999 among the Purchaser, the Selling Stockholder and the Company and all amendments hereto made in accordance with the provisions of Section 7.09.

                  "Business" means the business of manufacturing, marketing and selling cultured, probiotic and functional food products in the health food industry and all other business which prior to the date hereof has been conducted by the Company and any subsidiary of the Company.

                  "Closing" has the meaning specified in Section 2.02.

                  "Closing Date" has the meaning specified in Section 2.02.

                  "Common Stock" has the meaning specified in the recitals to this Agreement.

                  "Company" has the meaning specified in the recitals to this Agreement.

                  "control" (including the terms "controlled by" and "under common control with"), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise, including, without limitation, the ownership, directly or indirectly, of securities having the power to elect a majority of the board of directors or similar body governing the affairs of such Person.

                  "Encumbrance" means any security interest, pledge, mortgage, lien (including, without limitation, environmental and tax liens), charge, encumbrance, adverse claim, preferential arrangement or restriction of any kind, including, without limitation, any restriction on the use, voting, transfer, receipt of income or other exercise of any attributes of ownership.

                  "Exchange Act" means the Securities Exchange Act of 1934, as amended.

                  "Governmental Authority" means any United States federal, state, local, supranational or any foreign government, governmental, regulatory or administrative authority, agency or commission or any court, tribunal, or judicial or arbitral body.

                  "Governmental Order" means any order, writ, judgment, injunction, decree, stipulation, determination or award entered by or with any Governmental Authority.

                  "Law" means any federal, state, local or foreign statute, law, ordinance, regulation, rule, code, order, other requirement or rule of law.

                  "Material Adverse Effect" means any circumstance, change in, or effect on the Business, the Company or any subsidiary of the Company that, individually or in the aggregate with any other circumstances, changes in, or effects on, the Business, the Company or any Subsidiary is, or could be materially adverse to the business, operations, assets or liabilities, employee relationships, customer or supplier relationships, prospects, results of operations or the condition (financial or otherwise) of the Company and the subsidiaries of the Company, taken as a whole.

                  "Person" means any individual, partnership, firm, corporation, association, trust, unincorporated organization or other entity, as well as any syndicate or group that would be deemed to be a person under Section 13(d)(3) of the Exchange Act.

                  "Share" or "Shares" has the meaning specified in the recitals to this Agreement.

                                   ARTICLE II

                                PURCHASE AND SALE

                  SECTION 2.01. Purchase and Sale of the Shares. Subject to the terms and conditions contained herein, upon the basis of the representations and warranties contained herein of the Purchaser, the Selling Stockholder, agrees to sell to the Purchaser and, upon the basis of the representations and warranties contained herein of the Selling Stockholder and the Company, the Purchaser agrees to purchase from the Selling Stockholder, 38,362 Shares for an aggregate purchase price of $383,620 (the "Shares Purchase Price").

                  SECTION 2.02. The Closing. The purchase of the Shares contemplated by this Agreement shall take place at a closing (the "Closing") to be held at the offices of Shearman & Sterling in New York on the date hereof ("Closing Date") or at such other location as the parties may mutually agree.

                  SECTION 2.03. Closing Deliveries by the Selling Stockholder. At the Closing, the Selling Stockholder shall deliver to the Purchaser:

                  (a) stock certificates evidencing the Shares duly endorsed in blank, or accompanied by stock powers duly executed in blank, in form satisfactory to the Purchaser and with all required stock transfer tax stamps affixed; and

                  (b)    a receipt for the Shares Purchase Price.

                  SECTION 2.04. Closing Deliveries by the Purchaser. At the Closing, the Purchaser shall deliver to the Selling Stockholder:

                  (a) the Shares Purchase Price by wire transfer of immediately available funds to the bank account designated by the Selling Stockholder; and

                  (b) a receipt acknowledging delivery of the stock certificates specified in Section 2.03(a).

                                   ARTICLE III

            REPRESENTATIONS AND WARRANTIES OF THE SELLING STOCKHOLDER
                               AND OF THE COMPANY

                  As an inducement to the Purchaser to enter into this Agreement, the Selling Stockholder and the Company hereby represent and warrant to the Purchaser as follows:

                  SECTION 3.01. Authorization. (a) The Company and each subsidiary of the Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or organization and the Company has all necessary power and authority to enter into each of this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The Company and each subsidiary of the Company is duly licensed or qualified to do business and is in good standing in each jurisdiction in which the properties owned or leased by it or the operation of its Business makes such licensing or qualification necessary, except to the extent that the failure to be so licensed or qualified would not, individually or in the aggregate, have a Material Adverse Effect.

                  (b) The Selling Stockholder is an individual and has all requisite right, power and authority and full legal capacity to execute and deliver this Agreement and to perform his obligation hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Selling Stockholder, and this Agreement constitutes the legal, valid and binding obligation of the Selling Stockholder enforceable against the Selling Stockholder in accordance with its terms. The failure of the spouse of the Selling

Stockholder to be a party or signatory to this Agreement shall not (a) prevent the Selling Stockholder from performing his obligations and from consummating the transactions contemplated hereunder and thereunder or (b) prevent this Agreement from constituting the legal, valid and binding obligation of the Selling Stockholder enforceable against the Selling Stockholder in accordance with its terms.

                  SECTION 3.02. No Conflict. The execution, delivery and performance of this Agreement by the Selling Stockholder and by the Company do not and will not conflict with or violate any Law or Governmental Order applicable to the Selling Stockholder or to the Company, or conflict with, result in any breach of, constitute a default (or event which with the giving of notice or lapse of time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation or cancellation of, or result in the creation of any Encumbrance on any of the Shares or on any of the assets or properties of the Selling Stockholder pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument, obligation or arrangement to which the Selling Stockholder is a party or by which any of the Shares or any of such assets or properties is bound or affected.

                  SECTION 3.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Selling Stockholder and by the Company do not and will not require any consent, approval, authorization or other order of, action by, filing with or notification to any Governmental Authority, except as may be required by the Exchange Act.

                  SECTION 3.04. Accuracy of Representations and Warranties of the Company. The Company has reviewed the representations and warranties of the Company contained in Article III of the Original Stock Purchase Agreement, and, other than (a) the representation in Section 3.02 thereof concerning the number of issued and outstanding shares of Common Stock on a Fully Diluted Basis which the Company now represents and warrants to be 4,318,444 shares and (b) the representation in Section 3.02 thereof concerning the 10,400 Shares held in the treasury of the Company which the Company now represents and warrants to have been canceled, to the best knowledge of the Company, such representations and warranties of the Company remain true and correct (without giving effect to any knowledge qualifier contained in such representation and warranty).

                  SECTION 3.05. Ownership. The Selling Stockholder owns 38,362 Shares and the Selling Stockholder has good and marketable title to such Shares, free and clear of any Encumbrance of any kind, other than any rights conferred upon Danone by the Stockholders' Agreement with respect to such Shares. All the Shares have been duly authorized, validly issued, and are fully paid and nonassessable and have been accorded full voting rights. There are no voting trusts, stockholder agreements other than the Stockholders' Agreement, proxies or other agreements or understandings in effect with respect to the voting or transfer of any of the Shares and upon delivery of such Shares and payment of the Purchase Price therefor as contemplated herein, the Purchaser, assuming it shall have purchased the Shares for value in good faith and without notice of any adverse claim, will own the Shares free and clear of all Encumbrances.

                  SECTION 3.06. Brokers. No broker, finder or investment bank is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Selling Stockholder.

                                   ARTICLE IV

                 REPRESENTATIONS AND WARRANTIES OF THE PURCHASER

                  As an inducement to the Selling Stockholder and the Company to enter into this Agreement, the Purchaser hereby represents and warrants to the Selling Stockholder and the Company as follows:

                  SECTION 4.01. Organization and Authority of the Purchaser. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of Delaware. The Purchaser has all necessary corporate power and authority to enter into this Agreement, to carry out its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Purchaser, the performance by the Purchaser of its obligations hereunder and the consummation by the Purchaser of the transactions contemplated hereby have been duly authorized by all requisite action on the part of the Purchaser. This Agreement has been duly executed and delivered by the Purchaser, and (assuming due authorization, execution and delivery by the Selling Stockholder and by the Company) constitutes the legal, valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms.

                  SECTION 4.02. No Conflict. Assuming the making and obtaining of all filings, notifications, consents, approvals, authorizations and other actions referred to in Section 4.03, except as may result from any facts or circumstances relating solely to the Company or the Selling Stockholder, the execution, delivery and performance of this Agreement by the Purchaser do not and will not (a) violate, conflict with or result in the breach of any provision of the certificate of incorporation, by-laws or other similar organizational documents of the Purchaser, (b) conflict with or violate any Law or Governmental Order applicable to the Purchaser or (c) conflict with, or result in any breach of, constitute a default (or event which with the giving of notice or lapse or time, or both, would become a default) under, require any consent under, or give to others any rights of termination, amendment, acceleration, suspension, revocation, or cancellation of, or result in the creation of any Encumbrance on any of the assets or properties of the Purchaser pursuant to, any note, bond, mortgage or indenture, contract, agreement, lease, sublease, license, permit, franchise or other instrument or arrangement to which the Purchaser is a party or by which any of such assets or properties are bound or affected which, with respect to clauses (b) and (c) above would have a material adverse effect on the ability of the Purchaser to consummate the transactions contemplated by this Agreement.

                  SECTION 4.03. Governmental Consents and Approvals. The execution, delivery and performance of this Agreement by the Purchaser do not and will not require any consent, approval, authorization or other order of, action by, filing with, or notification to, any Governmental Authority, except for the applicable requirements of the Exchange Act.

                  SECTION 4.04. Investment Purpose. The Purchaser is acquiring the Shares solely for the purpose of investment and not with a view to, or for offer or sale in connection with, any distribution thereof.

                  SECTION 4.05. Brokers. No broker, finder or investment banker is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Purchaser.

                                    ARTICLE V

                              ADDITIONAL AGREEMENTS

                  SECTION 5.01. Public Announcements. The Selling Stockholder and the Company shall not make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated hereby or otherwise communicate with any news media without the prior written consent of the Purchaser, and the parties shall cooperate as to the timing and contents of any such press release or public announcement.

                  SECTION 5.02. Further Action. Each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and consummate and make effective the transactions contemplated hereby.

                                   ARTICLE VI

                                 INDEMNIFICATION

                  SECTION 6.01. Survival of Representations and Warranties. The representations and warranties of each of the parties contained in this Agreement and all statements contained in this Agreement shall survive until the third anniversary of the Closing Date. If written notice of a claim has been given prior to the expiration of the applicable representations and warranties, then the relevant representations and warranties shall survive as to such claim, until such claim has been finally resolved.

                  SECTION 6.02. Indemnification. (a) The Purchaser, their Affiliates and their successors and assigns and the officers, directors, employees and agents of the Purchaser, their Affiliates and their successors and assigns shall be indemnified and held harmless by the Company for any and all Liabilities, losses, damages, claims, costs and expenses, interest, awards, judgments and penalties (including, without limitation, attorneys' and consultants' fees and expenses) actually suffered or incurred by them (including, without limitation, any Action brought or otherwise initiated by any of them) (hereinafter a "Loss"), arising out of or resulting from:

                  (i) the breach of any representation or warranty made by the Company contained in this Agreement;

                  (ii) the breach of any agreement by the Company contained in this Agreement; or

                  (iii) any claim or cause of action of any third party relating to the business conducted by the Company or any subsidiary of the Company.

To the extent that the Company's undertakings set forth in this Section 6.02(a) may be unenforceable, the Company shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser.

                  (b) The Purchaser, their Affiliates and their successors and assigns and the officers, directors, employees and agents of the Purchaser, their Affiliates and their successors and assigns shall be indemnified and held harmless by the Selling Stockholder for any and all Loss arising out of or resulting from:

                  (i) the breach of any representation or warranty made by the Selling Stockholder contained in this Agreement; or

                  (ii) the breach of any agreement by the Selling Stockholder contained in this Agreement.

To the extent that the Selling Stockholder's undertakings set forth in this
Section 6.02(b) may be unenforceable, the Selling Stockholder shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all Losses incurred by the Purchaser.

                  (c) The Company, its Affiliates and their successors and assigns and the officers, directors, employees and agents of the Company, their Affiliates and their successors and assigns and the Selling Stockholder shall be indemnified and held harmless by the Purchaser for any and all Loss arising out of or resulting from any claim by a third party based on or related to the breach of any representation or warranty made by the Purchaser contained in Article IV of this Agreement.

To the extent that the Purchaser's undertakings set forth in this Section 6.02(c) may be unenforceable, the Purchaser shall contribute the maximum amount that it is permitted to contribute under applicable Law to the payment and satisfaction of all such Losses incurred by the Company and the Selling Stockholder.

                  (d) An indemnified party shall give the indemnifying party notice of any matter which an indemnified party has determined has given or could give rise to a right of indemnification under this Agreement, within 60 days of such determination, stating the amount of the Loss, if known, and method of computation thereof, and containing a reference to the provisions of this Agreement in respect of which such right of indemnification is claimed or arises; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Article VI except to the extent the indemnifying party is materially prejudiced by such failure and shall not relieve the indemnifying party from any other obligation or Liability that it may have to any indemnified party otherwise than under this
Article VI.

                  (e) The obligations and Liabilities of the indemnifying party under this Article VI with respect to Losses arising from claims of any third party which are subject to the indemnification provided for in this
Article VI ("Third Party Claims") shall be governed by and contingent upon the following additional terms and conditions: if an indemnified party shall receive notice of any Third Party Claim, the indemnified party shall give the indemnifying party notice of such Third Party Claim within 60 days of the receipt by the indemnified party of such notice; provided, however, that the failure to provide such notice shall not release the indemnifying party from any of its obligations under this Article VI except to the extent the indemnifying party is materially prejudiced by such failure and shall not relieve the indemnifying party from any other obligation or Liability that it may have to any indemnified party otherwise than under this Article VI. If the indemnifying party acknowledges in writing its obligation to indemnify the indemnified party hereunder against any Losses that may result from such Third Party Claim, then the indemnifying party shall be entitled to assume and control the defense of such Third Party Claim at its expense and through counsel of its choice if it gives notice of its intention to do so to the indemnified party within ten days of the receipt of such notice from the indemnified party; provided, however, that if there exists or is reasonably likely to exist a conflict of interest that would make it inappropriate in the judgment of the indemnified party, in its reasonable discretion, for the same counsel to represent both the indemnified party and the indemnifying party, then the indemnified party shall be entitled to retain its own counsel at the expense of the indemnifying party. In the event the indemnifying party exercises the right to undertake any such defense against any such Third Party Claim as provided above, the indemnified party shall cooperate with the indemnifying party in such defense and make available to the indemnifying party, at the indemnifying party's expense, all witnesses, pertinent records, materials and information in the indemnified party's possession or under the indemnified party's control relating thereto as is reasonably required by the indemnifying party. Similarly, in the event the indemnified party is, directly or indirectly, conducting the defense against any such Third Party Claim, the indemnifying party shall cooperate with the indemnified party in such defense and make available to the indemnified party, at the indemnifying party's expense, all such witnesses, records, materials and information in the indemnifying party's possession or under the indemnifying party's control relating thereto as is reasonably required by the indemnified party. No such Third Party Claim may be settled by the indemnifying party without the prior written consent of the indemnified party.

                                   ARTICLE VII

                               GENERAL PROVISIONS

                  SECTION 7.01. Waiver. The Purchaser, the Selling Stockholder and the Company may (a) extend the time for the performance of any of the obligations or other acts of the other party, (b) waive any inaccuracies in the representations and warranties of the other party contained herein or in any document delivered by the other party pursuant hereto or (c) waive compliance with any of the agreements or conditions of the other party contained herein. Any such extension or waiver shall be valid only if set forth in an instrument in writing signed by the party to be bound thereby. Any waiver of any term or condition shall not be construed as a waiver of any subsequent breach or a subsequent waiver of the same term or condition, or a waiver of any other term or condition, of this Agreement. The failure of any party to assert any of its rights hereunder shall not constitute a waiver of any of such rights.

                  SECTION 7.02. Expenses. (a) Except as otherwise specified in this Agreement, all costs and expenses, including, without limitation, fees and disbursements of counsel, financial advisors and accountants, incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such costs and expenses.

                  (b) The Selling Stockholder will pay any stamp duties, capital duties and taxes payable upon the sale of the Shares.

                  SECTION 7.03. Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made (and shall be deemed to have been duly given or made upon receipt) by delivery in person, by courier service, by cable, by telecopy, by telegram, by telex or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 7.03):

                  (a)      if to the Purchaser:

                           Danone Foods, Inc.
                           120 White Plains Road
                           Tarrytown, NY  10591
                           Fax:  (914) 366-2865
                           Attention:  General Counsel

                           with a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           France
                           Fax:  33-1-44-352-554
                           Attention:  General Counsel

                           and a copy to:

                           Groupe Danone
                           7 rue de Teheran
                           75381 Paris Cedex 08
                           France
                           Fax:  33-1-44-352-097

                           Attention:  Director of Corporate Development

                           and

                           Shearman & Sterling
                           599 Lexington Avenue
                           New York, NY  10022
                           Telecopy:  212-848-7179
                           Attention:  John J. Madden, Esq.

                  (b)      if to the Selling Stockholder or to the Company:

                           c/o Lifeway Foods, Inc.
                           6431 W. Oakton
                           Morton Grove, IL  60053
                           Fax:  (847) 967-6558
                           Attention:  Michael Smolyansky

                  SECTION 7.04. Headings. The descriptive headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

                  SECTION 7.05. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any Law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

                  SECTION 7.06. Entire Agreement. This Agreement, the Original Stock Purchase Agreement and the Stockholders' Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and thereof and supersedes all prior agreements and undertakings, both written and oral, among the parties hereto with respect to the subject matter hereof and thereof.

                  SECTION 7.07. Assignment. This Agreement may not be assigned by operation of law or otherwise without the express written consent of the Company, the Selling Stockholder and the Purchaser (which consent may be granted or withheld in the sole discretion of the Purchaser); provided, however, that the Purchaser may assign this Agreement to an Affiliate of the Purchaser without the consent of the Company or of the Selling Stockholder.

                  SECTION 7.08. No Third Party Beneficiaries. Except for the provisions of Article VI relating to indemnified parties, this Agreement shall be binding upon and inure solely to the benefit of the parties hereto and their permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

                  SECTION 7.09. Amendment. This Agreement may not be amended or modified except (a) by an instrument in writing signed by, or on behalf of, the Selling Stockholder, the Company and the Purchaser or (b) by a waiver in accordance with Section 7.01.

                  SECTION 7.10. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Illinois, without giving effect to its principles or rules of conflict of laws to the extent such principles or rules would require or permit the application of the laws of another jurisdiction.

                  SECTION 7.11. Consent to Jurisdiction. Each of the parties hereto irrevocably submits to the exclusive jurisdiction of (a) a Federal court for the Northern District, Eastern

Division of Illinois and (b) any Illinois state court located in the County of Cook, for the purposes of any suit, action or other proceeding arising out of this Agreement or any transaction contemplated hereby. Each Party hereto agrees to commence any action, suit or proceeding relating hereto either in a Federal Court for the Northern District, Eastern Division of Illinois or in an Illinois state court located in the County of Cook. Each of the parties hereto further agrees that service of any process, summons, notice or document by U.S. registered mail or internationally recognized courier to such party's respective address set forth above shall be effective service of process for any action, suit or proceeding in Illinois with respect to any matters to which it has submitted to jurisdiction in this Section 7.11. Each of the parties hereto irrevocably and unconditionally waives any objection to the laying of venue of any action, suit or proceeding arising out of this Agreement or the transactions contemplated hereby in (i) any Federal Court for the Northern District, Eastern Division of Illinois or (ii) any Illinois state court located in the County of Cook, and hereby further irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such action, suit or proceeding brought in any such court has been brought in an inconvenient forum.

                  SECTION 7.12. Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable law, any right it may have to a trial by jury in respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other parties hereto have been induced to enter into this Agreement, by, among other things, the mutual waivers and certifications in this Section 7.12.

                  SECTION 7.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

                  IN WITNESS WHEREOF, each of the parties hereto have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                             DANONE FOODS, INC.

                                             By:  /s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Harrison
                                                Title: a Vice President

                                             LIFEWAY FOODS, INC.

                                             By:  /s/ Michael Smolyansky
                                                --------------------------------
                                                Name:  Michael Smolyansky
                                                Title: President

                                             By:  /s/ Michael Harrison
                                                --------------------------------
                                                Name:  Michael Smolyansky

                                                                      Exhibit 26
                                                                      ----------


                               DANONE FOODS, INC.

                                              December 24, 1999

Lifeway Foods, Inc.                           Julie Smolyansky
6431 W. Oakton                                c/o Lifeway Foods, Inc.
Morton Grove, IL 60053                        6431 W. Oakton
Attention: Michael Smolyansky                 Morton Grove, IL 60053

Michael Smolyansky                            Edward Smolyansky
c/o Lifeway Foods, Inc.                       c/o Lifeway Foods, Inc.
6431 W. Oakton                                6431 W. Oakton
Morton Grove, IL 60053                        Morton Grove, IL 60053

Ludmila Smolyansky
c/o Lifeway Foods, Inc.
6431 W. Oakton
Morton Grove, IL 60053

Ladies and Gentlemen:

                  Reference is made to the Stockholders' Agreement (the "Stockholders' Agreement") dated October 1, 1999, among Lifeway Foods, Inc. (the "Company"), Danone Foods, Inc. (the "Stockholder"), Michael Smolyansky and the other stockholders listed on the signature pages thereof (the Stockholder, Michael Smolyansky and such other stockholders collectively being the "Holders"). Capitalized terms used and not defined herein are used herein as defined in the Stockholders' Agreement.

                  You hereby agree to amend the Stockholders' Agreement by inserting a definition of "New Securities" in Section 1.01 to read in its entirety as follows:

                           ""New Securities" means any capital stock of the Company, other than Common Stock, whether now authorized or not; provided that the term "New Securities" does not include (i) securities of the Company issued upon the conversion or exchange of convertible or exchangeable securities of the Company that are outstanding as of the date of this Agreement and (ii) options issued pursuant to an Employee Plan and exercisable for capital stock of the Company other than Common Stock, provided that the term "New Securities" does include the underlying capital stock other than Common Stock, issued upon the exercise of any such option."

                  In addition, you hereby agree to amend the Stockholders' Agreement by deleting Section 6.04 in full and substituting therefor a new
Section 6.04 to read in its entirety as follows:

                           "SECTION 6.04. Articles of Incorporation. (a) At or prior to the Company's next annual meeting of its shareholders, which the Company shall hold as promptly as reasonably practicable, the Holders shall take all necessary action to amend the Company's Articles of Incorporation to add thereto, immediately following the existing provision relating to preemptive rights, the following sentence:

                  'Notwithstanding anything contained herein to the contrary, the Corporation shall have the power to grant preemptive rights to any of its shareholders by contract.'

                           (b) Until such time as the Company's Articles of Incorporation shall have been amended in accordance with Section 6.04(a) above, the Company shall not issue, sell or transfer any shares of capital stock or securities convertible into, or exercisable for, shares of capital stock."

                  In addition, you hereby agree to amend the Stockholders' Agreement by adding a new Section 6.05 to read in its entirety as follows:

                           "SECTION 6.05. Right to Purchase New Securities. (a) In the event the Company proposes to issue any New Securities to any Person (other than the Stockholder), the Company hereby grants to the Stockholder the right to purchase a number of shares or other amount of any New Securities which the Company proposes to issue equal to the product of (i) the total number of shares or other amount of such New Securities which the Company proposes to issue at such time and (ii) a fraction, the numerator of which shall be the total number of issued and outstanding shares of Common Stock owned by the Stockholder on a Fully Diluted Basis, and the denominator of which shall be the total number of issued and outstanding shares of Common Stock on a Fully Diluted Basis. The rights given by the Company under this Section 6.05 shall terminate if unexercised within 15 Business Days after the Notice of Issuance referred to in Section 6.05(b).

                           (b) In the event that the Company proposes to undertake an issuance of New Securities to any Person (other than the Stockholder), it shall give the Stockholder written notice (a "Notice of Issuance") of its intention, describing all material terms of the New Securities, the price and all material terms upon which the Company proposes to issue such New Securities. The Stockholder shall have 15 Business Days from the date of the Notice of Issuance to agree to purchase all or any portion of such Stockholder's pro rata share of such New Securities (as determined pursuant to Section 6.05(a)) for the same pro rata consideration payable by such other Person at the time of payment and otherwise upon the terms specified in the Notice of Issuance, by giving written notice to the Company and stating therein the quantity of New Securities to be purchased by such Stockholder.

                           (c) The parties hereto agree that the rights conferred and the obligations imposed by Section 4.01 and Section 4.02 of this Agreement upon the Stockholder and Mr. S, respectively, and the procedures set forth therein, shall apply mutatis mutandis to the Transfer of any New Securities by the Stockholder or any other Holder, as the case may be."

                           (d) All New Securities acquired by any of the parties hereto pursuant to or in compliance with this Article IV or as a result of a recapitalization of the Company, or stock dividends or any other action taken by the Company, shall be subject to all of the terms, covenants and conditions of this Agreement.

                  In addition, you hereby agree to amend the Stockholders' Agreement by adding a new Section 6.06 to read in its entirety as follows:

                           "SECTION 6.06. Non-Pro Rata Recapitalizations; Stock
         Repurchases: Dividends and Distributions. The Company shall not, and the Holders shall not permit the Company to, engage in any stock split, dividend or combination, or any recapitalization, merger, consolidation, exchange or other similar reorganization, unless in connection therewith, the Stockholder receives such Stockholder's pro rata share of the same type or types of consideration or securities as all other stockholders of the Company receive in such transaction."

                  In addition, you hereby agree that the addresses set forth above for Ludmila Smolyansky, Julie Smolyansky and Edward Smolyansky shall be the address for each such Holder to receive notice in accordance with Section 7.03(c) of the Stockholders' Agreement.

                  This letter agreement shall be effective upon its execution by the parties hereto. Please execute this letter agreement in the appropriate spaces below. Upon execution, please return a copy of each signature page to George Karafotias at Shearman & Sterling by facsimile at: (212) 893-9441.

                  This letter agreement may be executed manually or by facsimile and in one or more counterparts, which, when taken together, shall constitute one and the same agreement.

                  This letter agreement is governed by the laws of the State of Illinois.

                                               Very truly yours,

                                               DANONE FOODS, INC.

                                               By /s/ Michael Harrison
                                                  ------------------------------
                                                   Name:  Michael Harrison
                                                   Title: a Vice President

Acknowledged and agreed as of
the date first above written:

LIFEWAY FOODS, INC.

By /s/ Michael Smolyansky
  ----------------------------------
  Name:
  Title:


   /s/ Michael Smolyansky
  ----------------------------------
  MICHAEL SMOLYANSKY


   /s/ Ludmila Smolyansky
  ----------------------------------
  LUDMILA SMOLYANSKY


   /s/ Julie Smolyansky
  ----------------------------------
  JULIE SMOLYANSKY


   /s/ Edward Smolyansky
  ----------------------------------
  EDWARD SMOLYANSKY